Sub-Item 77C:  Matters Submitted to a Vote of Security Holders

Annual meeting of shareholders held on September 16, 2010

The Fund held an annual meeting of shareholders (the “Meeting”) on September 16, 2010 to vote on the following matters:

(1)	To elect six directors to serve until the annual meeting of stockholders in 2011 and until their successors are elected and qualify or until they resign or are otherwise removed;
(2)	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Quorum

The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes entitled to be cast at the Meeting (i.e., the presence of a majority of the shares outstanding on the record date of July 30, 2010) was necessary to constitute a quorum for the transaction of business.  At the Meeting, the holders of approximately 89.87% of the common stock outstanding as of the record date were represented in person or by proxy (5,999,853 votes), thus constituting a quorum for the matters to be voted upon by all shareholders at the Meeting.

The actual voting results for the agenda items were as follows:

Proposal to elect James Chadwick as a director:

FOR	% of Quorum	% of O/S	WITHHELD
5,685,496	94.76%	85.16%	314,357

Proposal to elect Andrew Dakos as a director:

FOR	% of Quorum	% of O/S	WITHHELD
5,682,636	94.71%	85.11%	317,217

Proposal to elect Phillip Goldstein as a director:

FOR	% of Quorum	% of O/S	WITHHELD
5,681,712	94.70%	85.10%	318,141

Proposal to elect Ben Hormel Harris as a director:

FOR	% of Quorum	% of O/S	WITHHELD
5,687,581	94.80%	85.19%	312,272

Proposal to elect Gerald Hellerman as a director:

FOR	% of Quorum	% of O/S	WITHHELD
5,683,433	94.73%	85.13%	316,420

Proposal to elect Charles C. Walden as a director:

FOR	% of Quorum	% of O/S	WITHHELD
5,688,094	94.80%	85.20%	311,759

*O/S = outstanding shares